SCHEDULE 14A

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant  /  /

Filed by a Party other than the Registrant  /x/

Check the appropriate box:

/x/   Preliminary Proxy Statement

/  /  Confidential, for Use of the Commission Only (as permitted by
      Rule 14a-6(e)(2))

/  /  Definitive Proxy Statement

/  /  Definitive Additional Materials

/  /  Soliciting Material Pursuant to ss. 240a-12


                              CENTRAL BANCORP, INC.
                (Name of Registrant as Specified in Its Charter)

                             FINANCIAL EDGE FUND, LP
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

/x/  No fee required.

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

          (1)   Title of each class of securities to which transaction applies:
          (2)   Aggregate number of securities to which transaction applies:
          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act 0-11:
          (4)   Proposed maximum aggregate value of transaction:
          (5)   Total fee paid:

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee as provided by Exchange Act Rule 0-11(a)(2) and identify for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          (1)   Amount Previously Paid:
          (2)   Form, Schedule or Registration No.:
          (3)   Filing Party:
          (4)   Date Filed:

                              CENTRAL BANCORP, INC.

--------------------------------------------------------------------------------


                         ANNUAL MEETING OF STOCKHOLDERS
                                 SEPTEMBER 30, 2002


--------------------------------------------------------------------------------

                     PROXY STATEMENT OF THE PL CAPITAL GROUP

--------------------------------------------------------------------------------

                                IN OPPOSITION TO
                     THE MANAGEMENT OF CENTRAL BANCORP, INC.

--------------------------------------------------------------------------------

WHY YOU WERE SENT THIS PROXY STATEMENT

This proxy statement and the accompanying GREEN proxy card are being furnished to holders of the common stock of Central Bancorp, Inc. ("Central Bancorp" or the "Company") in connection with the solicitation of proxies by the PL Capital Group. The PL Capital Group seeks to elect two candidates, Mr. Garrett Goodbody and Mr. Richard Fates, to Central Bancorp's Board of Directors, in opposition to the directors nominated for election by the Company.

The PL Capital Group consists of nine investment entities and individuals who beneficially own an aggregate of 155,368 shares, approximately 9.5%, of Central Bancorp's outstanding common stock ("Common Stock"). The PL Capital Group consists of PL Capital, LLC ("PL Capital"), Financial Edge Fund, LP ("Financial Edge Fund"), Financial Edge/Strategic Fund, LP ("Financial Edge Strategic"), Goodbody/PL Capital, LP ("Goodbody/PL LP"), Goodbody/PL Capital, LLC ("Goodbody/PL LLC"), John Palmer, Richard Lashley, Garrett Goodbody and Richard Fates. This proxy statement sometimes refers to the PL Capital Group as the "Group," "we," "us," "our" and variants of those words.


The PL Capital Group is soliciting proxies to be used at the Annual Meeting of Stockholders (the "Annual Meeting") of Central Bancorp. The Annual Meeting is scheduled to be held on September 30, 2002 at ________ p.m. (local time) at ________________, _____________________. This proxy statement is first being mailed to stockholders on or about ___________, 2002.


WE ARE CONCERNED ABOUT CENTRAL BANCORP'S FINANCIAL PERFORMANCE AND LONG TERM PROSPECTS.

Central Bancorp operates in a banking and financial services landscape with numerous competitors. Based upon data listed in the SNL Financial Quarterly Thrift and Bank Digests, as of December 31, 2001, there were 54 banks and thrifts based in Massachusetts that were larger than Central Bancorp (based upon total assets) as well as numerous larger out-of-state banks and thrifts that operate in Boston and other areas of Massachusetts. Boston is also home to numerous national and local financial services organizations that provide many of the same banking services as Central Bancorp.

In Central Bancorp's primary market area, Middlesex County, there are 63 banks/thrifts, with 554 branches, which control $28.4 billion in deposits (plus non-bank competitors such as Schwab, Fidelity and Merrill Lynch). Central Bancorp has eight branches with $271 million in deposits, a 1.0% deposit market share.

As shown by these figures, Central Bancorp has significant competition in generating deposits. This shows in Central's lack of deposit growth, in our opinion. During the past 5 years Central's deposits have grown only 1.2%, in total, from $259 million at March 31, 1997, to $262 million at March 31, 2002. If interest credited were excluded, Central Bancorp's deposits would have declined. Over the past five years, Central Bancorp's total assets have grown faster than its deposits; Central Bancorp's assets grew from $321 million at March 31, 1997 to $468 million at March 31, 2002, a compounded annual growth rate of approximately 8%.

Central Bancorp's profitability (as measured by earnings per share, "EPS", the commonly used measure of a company's earnings) has also grown very slowly over the past five years, and its measures of profitability ratios (return on assets, "ROA," and return on equity, "ROE") were lower in 2002 than in 1998, as shown below with data taken directly from Central Bancorp's own filings with the United States Securities and Exchange Commission (for the fiscal years ended March 31). EPS, ROA and ROE are industry-standard measurers of financial performance.

------------------- ----------------- ----------------- ----------------- ----------------- -----------------
                         1998*             1999*             2000*             2001*             2002*
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
       EPS               $1.56             $1.38             $1.77             $1.81             $1.72
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
 Return on Assets
      (ROA)              0.88%             0.72%             0.94%             0.74%             0.65%
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
 Return on Equity
      (ROE)              8.64%             7.12%             9.49%             8.11%             7.62%
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
*Fiscal years ended March 31.



THE BOARD OF CENTRAL BANCORP SHOULD EXAMINE THE COMPANY'S POTENTIAL VALUE IN A MERGER.

While improving the Company's core profitability and earnings growth rate, we believe the Board should also examine Central Bancorp's long-term strategic alternatives, basing its analysis on a comparison of the Company's current value in a merger versus the present value of remaining independent. There are numerous qualified investment banking firms capable of assisting the Company in such an analysis. Our candidates also have such experience.

In a letter to the PL Capital Group dated August 1, 2001, Central Bancorp spokesperson Senior Vice President William Morrissey wrote, "The board of directors has unanimously determined that this bank is not for sale, notwithstanding your group's margin loan financed publicly announced short term
Schedule 13D agenda." We feel Central Bancorp's Board of Directors should not preclude with such finality any possible opportunity for maximizing shareholder value. Instead, we believe that each member of the Board should be always open, as our nominees will be open, to all methods to maximize stockholder value, including a possible sale.


Based upon recent merger activity in the Boston area, it is our view that there may be an opportunity to sell the Company today for a value that exceeds the potential value that may be created if the Company remains independent. For example, based upon multiples derived from all four bank/thrift merger transactions announced in Massachusetts so far in 2002, the merger value of Central Bancorp implied by those transactions ranges from $37.53 to $53.01 per Central Bancorp share. The PL Capital Group chose these transactions because they include all of the transactions announced in Central Bancorp's market area this calendar years; while those transactions do not involve entities or other facts necessarily identical to Central Bancorp's, and Central Bancorp's value in a merger may exceed or be lower than, the values calculated, we believe these examples show what may be possible for Central Bancorp to achieve.

----------------------------- ---------------------- ------------------- ------------------- ----------------
                                                     Acquisition Price   Acquisition Price
         Acquirer:                   Seller:                 to                  to              Implied
        Location and              Location and            Earnings         Tangible Book     Deposit Premium
        Total Assets              Total Assets         (Last 12 Mos.)          Value
----------------------------- ---------------------- ------------------- ------------------- ----------------
Banknorth Group               Ipswich Bancshares
Portland, ME                  Ipswich, MA                  15.0x                261%              9.6%
$21 billion                   $325 million
----------------------------- ---------------------- ------------------- ------------------- ----------------
Abington Bancorp              Mass. Fincorp
Abington, MA                  Quincy, MA                   19.9x                160%              5.6%
$850 million                  $125 million
----------------------------- ---------------------- ------------------- ------------------- ----------------
Citizens Financial            Medford Bancorp
Providence, RI                Medford, MA                  19.9x                255%              15.1%
$53 billion                   $1.45 billion
----------------------------- ---------------------- ------------------- ------------------- ----------------
Banknorth Group               Warren Bancorp
Portland, ME                  Peabody, MA                  18.8x                264%              18.5%
$21 billion                   $459 million
----------------------------- ---------------------- ------------------- ------------------- ----------------
          AVERAGE                                          18.4x                235%              12.2%
----------------------------- ---------------------- ------------------- ------------------- ----------------
 IMPLIED VALUE OF CENTRAL 1                               $37.53               $53.01            $42.79
----------------------------- ---------------------- ------------------- ------------------- ----------------
     1  Based upon data reported by Central Bancorp as of and for the 12 months ending June 30, 2002.
        Source: SNL Financial (a leading provider of bank and thrift data in the United States) and press releases of the Company.  Includes all bank and thrift mergers announced in 2002 in Massachusetts.

CENTRAL BANCORP FAILED TO FOLLOW THE WISHES OF A MAJORITY OF ITS STOCKHOLDERS IN A PREVIOUS PROXY CONTEST.

At the Bank's Annual Meeting of Stockholders held on December 2, 1996, stockholders voted on two stockholder proposals proposed by an outside stockholder of the Bank. (That Annual Meeting occurred prior to the Bank's adoption of the holding company structure; the Bank is now a subsidiary of the publicly traded Central Bancorp). The first proposal dealt with suggested changes to the Bank's governing documents (including, among other things, (a) removing the "classified," i.e., staggered, board of directors, (b) removing a director residency requirement, (c) eliminating the Bank's stockholder rights plan (the so-called "poison pill"), and (d) removing a super-majority voting provision). That proposal passed, with 1,018,002 shares (67.89% of the votes cast) voting in favor of the proposal. Neither the Bank, nor the Company, followed the wishes of the majority of its stockholders with respect to that proposal--the Company still has a staggered board, stockholders' rights plan, super-majority voting provision and director residency requirement. Although the Group is not proposing any stockholder proposals relating to the Company's governing documents in this proxy statement and does not have any present intention to propose such changes, our candidates, if elected, will attempt to cause the Board of the Company to reexamine all of the Company's governing documents to see if they are fair to stockholders.

The second stockholder proposal at the December 2, 1996 Annual Meeting of Stockholders asked stockholders whether they were in favor of selling the bank, by proposing that "the board of directors take the necessary steps to achieve a sale, merger or other acquisition (not including a merger of equals) of Central Co-operative Bank on terms that will maximize shareholder value as promptly as possible." That proposal also passed, with 882,525 shares (58.86% of the votes cast) voting in favor of the proposal. Obviously, despite the vote of its stockholders in 1996, the Company was not sold and shareholder value was not maximized by a merger transaction.


Although the 1996 stockholder proposals were not legally binding on the Company, in our opinion, the Company should have accepted the wishes of its stockholders. We believe the issues voted upon in 1996 are still relevant and need to be addressed by the Board of the Company. In a letter to the PL Capital Group dated August 1, 2001, Central Bancorp spokesperson Senior Vice President William Morrissey wrote, "The board of directors has unanimously determined that this bank is not for sale, notwithstanding your group's margin loan financed publicly announced short term Schedule 13D agenda." We reject the Company's assertion that the Group's agenda is "short term," given that the issue of whether the Company should be sold was voted on by stockholders as far back as 1996.

OUR NOMINEES FOR DIRECTOR.


Central Bancorp's Board currently consists of eight members. Three seats on the Board of Directors are open at the Annual Meeting.


At the Annual Meeting, the PL Capital Group will seek to elect Mr. Garrett Goodbody and Mr. Richard Fates to fill two of the three open director seats, in opposition to the Company's nominees. The election of Messrs. Goodbody and Fates requires the affirmative vote of a plurality of the votes cast. If elected, Messrs. Goodbody and Fates would be entitled to serve a three-year term.

Mr. Goodbody and Mr. Fates are both former banking industry senior executives. We believe each would be a strong addition to Central Bancorp's Board of Directors. We urge you to compare the qualifications of Mr. Goodbody and Mr. Fates to the candidates proposed by the Company.

MR. GARRETT GOODBODY

Garrett Goodbody, age 57, is currently Managing Partner of Goodbody Partners LP, a firm engaged in portfolio management and international financial services consulting. He is also a managing member and founder of Goodbody/PL LLC, the general partner of Goodbody/PL LP, an investment partnership specializing in the banking industry.

He is currently a member of the Board of Directors of Equitable Bank (symbol:
EQSB), a publicly traded $475 million in assets thrift based in Wheaton, Maryland. Mr. Goodbody was elected to Equitable's Board in January 2002. The PL Capital Group owns approximately 9.9% of Equitable Bank's common stock.

Mr. Goodbody was formerly a member of the Board of Directors of Haven Bancorp, Inc., a $3 billion in assets thrift based in Westbury, NY. Haven was sold to New York Community Bancorp (symbol: NYCB) at the end of 2000. The PL Capital Group owned approximately 6% of Haven and had two representatives on its board (Mr. Goodbody and PL Capital principal Richard Lashley).

 Mr. Goodbody has extensive domestic and international experience in the management of banks, thrifts and other financial institutions. A graduate of Yale College and Harvard Business School, Mr. Goodbody started his career at Citibank NA, where he held increasingly senior positions in Mexico, Brazil, Canada and the United States involving at various times Corporate Lending, Risk Asset Review, Operations and lastly, head of Cash Management Services. In 1985, Mr. Goodbody joined Marine Midland Bank (now HSBC USA) where he was ultimately the Senior Executive Vice President for Corporate Lending. Previously, he had been the regional President for Credit Cards statewide for Marine Midland and for all Community Banking activities in the Hudson Valley for Marine Midland. In 1991, Mr. Goodbody became the President and CEO of New Milford Savings Bank, a troubled savings bank. Over a period of two years, Mr. Goodbody was instrumental in restructuring New Milford Savings. Starting in 1993, Mr. Goodbody became an advisor in a series of international consulting engagements in Slovakia, Hungary and Mexico. Several engagements involved sizeable financial institutions that were troubled, underperforming and required substantial restructuring. Based on his banking experiences, Mr. Goodbody has developed substantial expertise as a senior executive in the major business lines utilized by banks such as Central Bancorp, as well as a strong appreciation of the steps necessary to improve the profitability of an institution such as Central. Mr. Goodbody resides in Sharon, Connecticut with his wife Ann.

Mr. Goodbody directly owns 5,000 shares of Central Bancorp Common Stock. Additionally, he may be deemed to be the beneficial owner of 155,368 shares of Central Bancorp Common Stock (inclusive of the 5,000 shares he owns directly), as part of the PL Capital Group.

MR. RICHARD FATES

Mr. Richard Fates, age 57, is a former senior executive with 25 years of experience at the Bank of Boston, a $73 billion in assets commercial bank formerly based in Boston. He is currently a financial planner with Bay State Financial Services in Boston, MA. He is also the principal and owner of Fates Financial Advisors, a financial consulting and planning firm based in South Hamilton, MA.

Mr. Fates began his business career at Bank of Boston in 1975 after graduating from Yale University in 1967 and serving as a Navy pilot from 1967-74. He gained significant experience and responsibilities during his career at Bank of Boston, including (1) VP, Specialized Lending (1975-1983); (2) Managing Director, Bank of Boston UK (1983-88), which included responsibility for running that group's syndicated lending, mezzanine and equity investment operations; (3) Director-Syndications (1988-1992), with responsibility for the syndication of all term lending throughout Bank of Boston's U.S. franchise; (4) Integration Coordinator (1992-95), with responsibility for overseeing multiple mergers and acquisitions and restructuring of numerous lines of business, and finally (5) Regional President, Central Region of Massachusetts (1996-2000), with direct responsibility for running 42 branches with $2 billion in deposits and 500 employees. In that final role, Mr. Fates was effectively the CEO of an independent mid-sized bank operating in central Massachusetts, skills that are directly applicable to serving on Central Bancorp's Board of Directors, in our opinion. Mr. Fates retired from FleetBoston (after Fleet acquired BankBoston) in 2000, at which time he formed Fates Financial Advisors.

Mr. Fates is active in his community, having previously served as: (1) Chair of the Town Finance Committee in South Hamilton, Massachusetts; (2) Chair of the United Way of Central Massachusetts Fund Raising Campaign; (3) Chair of the Worcester Area Chamber of Commerce; (4) Member of the University of Massachusetts Memorial Health Care Foundation Board of Trustees; (5) Member of the Worcester Club Executive Committee; and (6) Member of the Board of the Worcester Club.

He is currently: (1) the Chairman of the Board of Trustees of the Pomfret School, a private prep school based in Pomfret, Connecticut; and (2) Coordinator, North Shore United Way Campaign for the Hamilton-Wenham Area.

Mr. Fates directly owns 500 shares of Central Bancorp Common Stock. Additionally, he may be deemed to be the beneficial owner of 155,368 shares of Central Bancorp Common Stock (inclusive of the 500 shares he owns directly), as part of the PL Capital Group.

Both nominees have consented to being named in this proxy and to serve, if elected, however, if either Mr. Fates or Mr. Goodbody is unable to serve as a director, the persons named as proxy on the attached GREEN card will vote for the election of another nominee as may be proposed by the PL Capital Group.

Before voting, we urge you to compare the qualifications of Mr. Goodbody and Mr. Fates to the incumbent directors nominated by the Company, and consider the shareholdings of the PL Capital Group, in order to decide for yourself which candidates will best represent your, and other stockholders', interests.

THE PL CAPITAL GROUP

The PL Capital Group consists of PL Capital, Financial Edge Fund, Financial Edge/Strategic, Goodbody/PL LP, Goodbody/PL LLC, John Palmer, Richard Lashley, Garrett Goodbody and Richard Fates.

Formed in 1996 by John Palmer and Richard Lashley, PL Capital (and its affiliates, collectively the PL Capital Group) specializes in targeted investments in banks and thrifts. The Group's investment strategy is to invest in underperforming banks and thrifts that can be acquired at a discount to the underlying bank/thrift's franchise value (i.e., the value of the bank/thrift in a sale/merger) and earnings power.

Members of the PL Capital Group believe they have significant prior experience investing in banks and thrifts. The Group currently owns more than 5% of five different banks and thrifts, including Central Bancorp. Members of the Group currently serve on the boards of directors of three of those companies. Messrs. Palmer and Lashley currently serve on the board of Security Financial Bancorp, Inc. (symbol: SFBI) a $200 million in assets thrift based in Indiana. Mr. Palmer is Chairman of the Board of Security Financial. As mentioned previously, Mr. Goodbody is on the Board of Equitable Bank. Messrs. Lashley and Palmer are also on the board of Franklin Bank, NA, a $550 million in assets commercial bank based in Southfield, MI. The fifth bank/thrift of which the Group currently owns more than 5% is Fidelity Bancorp, Inc., a $700 million in assets thrift based in Chicago, Illinois (symbol: FBCI).

Since inception in 1996, the PL Capital Group has also owned more than 5% of the following banks/thrifts:

       (1) Haven Bancorp, Westbury, NY (former symbol: HAVN): As discussed above, Messrs. Goodbody and Lashley were on the Board of Haven, which was sold to New York Community Bancorp (symbol: NYCB) in late 2000.

       (2) Cameron Financial. Cameron, MO (former symbol: CMRN): Cameron, a $300 million in assets thrift, announced a sale to Dickinson Financial in October 2000.

       (3)    SuburbFed Financial, Flossmoor, IL (former symbol: SFSB):
              SuburbFed, a $450 million in assets thrift, was sold to CFS Bancorp (symbol: CITZ) in early 1998.

       (4) MidConn Bank, Kensington, CT (former symbol: MIDC): MidConn, a $350 million in assets thrift, was sold to Eagle Financial (now part of Webster Financial, symbol: WBST) in 1997.

       (5) Wells Financial, Wells MN (symbol: WEFC): Wells Financial, is a $225 million in assets thrift based in southern Minnesota. In May 2002, the PL Capital Group reduced its holdings in WEFC below 5%.

The Group also owns positions in other banks/thrifts, none of which exceed 5% ownership of the underlying bank/thrift.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date") is August 23, 2002. Stockholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of Common Stock of the Company, $1.00 par value per share, held on the Record Date. The preliminary proxy statement filed by the Company stated that there were ___________________ shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the PL Capital Group's nominees to the Board, promptly complete, sign, date and mail the enclosed GREEN proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed GREEN proxy card.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your proxy will vote your shares as follows:

       o "FOR" the election of our nominees, Mr. Garrett Goodbody and Mr. Richard Fates, to the Board of Directors, and "FOR" the election of one person who has been nominated by the Company to serve as director, other than Mr. Santini and Mr. Gilgun.

You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Santini or Mr. Gilgun, two of the Company's three nominees. There is no assurance that any of the Company's nominees will serve if elected with the PL Capital Group's nominees.

If any other matters are presented at the Annual Meeting, your proxy will vote in accordance with the best judgment of the PL Capital Group. At the time this Proxy Statement was mailed, we knew of no matters which were to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

VOTING AND PROXY PROCEDURES.

The Board of Directors of Central Bancorp is divided into three classes of directors having staggered terms of three years. Stockholders of Central Bancorp are not permitted to cumulate their votes for the election of directors. If elected, Messrs. Goodbody and Fates would serve for a three-year term expiring in 2005.

Since the PL Capital Group is only proposing two nominees for the Board of Directors, even if the PL Capital Group nominees are elected, one of the Company's nominees with the highest number of shares voted in his or her favor will also be elected. If Messrs. Goodbody and Fates were elected, they would represent a minority interest on the Company's Board of Directors (two of eight seats).

The presence of a majority of all of the shares of Common Stock entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum. Abstentions are counted for purposes of determining a quorum. Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker ("broker non-votes"). Accordingly, broker non-votes will not affect the outcome of the election.

Election of Messrs. Goodbody and Fates requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting.

THE PL CAPITAL GROUP URGES YOU TO VOTE FOR THE ELECTION OF MESSRS. GOODBODY AND FATES AS DIRECTORS OF CENTRAL BANCORP BY SIGNING, DATING, AND RETURNING THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE. PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of Central Bancorp a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior-delivered proxy).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

If you own any shares of the Common Stock which are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the GREEN proxy card. You should also sign, date and mail the proxy form your broker or bank sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

If you wish to support Messrs. Goodbody and Fates, please sign, date and return only the GREEN proxy card. If you later vote on management's proxy card (even if it is to withhold authority to vote for management's nominees) you will revoke your previous vote for Messrs. Goodbody and Fates.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

IF YOU HAVE SIGNED THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE CENTRAL BANCORP COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF MESSRS. GOODBODY AND FATES.

SOLICITATION OF PROXIES; EXPENSES.

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the PL Capital Group. In addition to the use of the mails, proxies may be solicited by the PL Capital Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and PL Capital Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The PL Capital Group has retained D.F. King & Co., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $20,000 plus reimbursement of reasonable out-of-pocket expenses. That firm will utilize approximately 15 persons in its solicitation efforts.

The PL Capital Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $50,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $20,000.

The PL Capital Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the PL Capital Group and its nominee will submit the matter to a vote of the Company's Board of Directors. The Company's Board of Directors may vote to submit the matter to a vote of the Company's stockholders. If elected to the Company's Board of Directors, Messrs. Goodbody and Fates intend to vote in favor of reimbursing the PL Capital Group and if necessary, submitting the matter to a vote of the Company's stockholders. If the matter is submitted to a vote of the Company's stockholders, the PL Capital Group will vote its shares in favor of such reimbursement and will accept the results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS.

PL Capital is a Delaware limited liability company. The principal business of PL Capital is serving as general partner of Financial Edge Fund, a Delaware limited partnership, and Financial Edge Strategic, a Delaware limited partnership. Both limited partnerships invest primarily in equity securities issued by publicly traded companies, with emphasis on investments in banks and thrifts. The managing members of PL Capital are Richard Lashley and John Palmer.

Goodbody/PL LLC is a Delaware limited liability company. The principal business of Goodbody/ PL LLC is serving as general partner of Goodbody/PL LP, a Delaware limited partnership. Goodbody/PL LP invests primarily in equity securities issued by publicly traded companies, with emphasis on investments in banks and thrifts. The managing members of Goodbody/PL LLC are Garrett Goodbody, Richard Lashley and John Palmer. PL Capital, Goodbody/PL LLC, Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, Mr. Lashley, Mr. Palmer, Mr. Goodbody and Mr. Fates each are a participant in the solicitation conducted with this Proxy Statement. Each of them is referred to in this Proxy Statement as a "Participant" and collectively they are the "Participants."

Exhibit A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the last two years. The PL Capital Group beneficially owns approximately 9.5% of the outstanding shares of Central Bancorp's Common Stock, and currently intends to maintain that approximate level of ownership. The PL Capital Group may, however, change or alter its investment strategy at any time to increase or decrease its holdings in Central Bancorp.

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). PL Capital, as General Partner of Financial Edge and Financial Edge/Strategic is entitled to: (1) a management fee based upon a percentage of partners' capital and (2) an allocation of profits and income. Goodbody/PL LLC, as General Partner of Goodbody/PL LP is entitled to: (1) a management fee based upon a percentage of partners' capital and (2) an allocation of profits and income.

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Except as described herein or in Exhibit A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the

Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No member of the PL Capital Group has paid any compensation to Mr. Goodbody or Mr. Fates in connection with his becoming a nominee of the PL Capital Group for election to the Board of the Company at the Annual Meeting. The PL Capital Group has agreed to reimburse Mr. Fates for any expenses or liabilities he incurs in connection with the Annual Meeting but has no other arrangements or understandings with him other than as set forth herein. Messrs. Goodbody and Fates have agreed to become nominees of the PL Capital Group in order to further the goals of the PL Capital Group, as set forth in this Proxy Statement.

OTHER MATTERS.


The Company's proxy statement, which will be furnished to all stockholders of the Company, will contain information regarding (1) securities ownership of 5% or more beneficial ownership and management; (2) the committees of the Company's Board of Directors; (3) the meetings of the Company's Board of Directors and all committees thereof; (4) the background of the nominees of the Company's Board of Directors; (5) the compensation and remuneration paid and payable to the Company's directors and management; (6) stock price performance; and (7) the submission of stockholder proposals at the Company's 2003 annual meeting of stockholders. The PL Capital Group has no knowledge of the accuracy of the Company's disclosures in its proxy materials.

YOUR VOTE IS IMPORTANT.

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE VOTE FOR MESSRS. GOODBODY AND FATES BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED GREEN PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS.

If you have any questions or require any assistance, please contact D.F. King &Co., proxy solicitors for the PL Capital Group, at the following address and telephone number:

                        D.F. King &Co
                        77 Water Street
                        New York, NY 10038
                        212-269-5550

Please also feel free to contact the PL Capital Group:

Mr. Richard Lashley, Principal
Mr. John Palmer, Principal
c/o PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL  60540
(630) 848-1340
(630) 848-1342 (fax)

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR GREEN PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.


Sincerely,

/s/ Richard Lashley                                  /s/ John Palmer
Richard Lashley                                      John Palmer
The PL Capital Group                                 The PL Capital Group


____________, 2002

                                    Exhibit A
        Additional Information Regarding Members of the PL Capital Group

The following table sets forth information regarding holdings of Common Stock by members of the PL Capital Group (who together constitute a "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

---------------------------------------- -------------------------- -------------------------- --------------------------
         Participant & Address           Shares Participant Holds       Percent of Class            Shares Held By
                                         or May Be Deemed to Hold                                   Non-Participant
                                               Beneficially                                           Associates
---------------------------------------- -------------------------- -------------------------- --------------------------
Richard Lashley                                   155,368                     9.5%                         0
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
John Palmer                                       155,368                     9.5%                         0
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
PL Capital, LLC                                   155,368                     9.5%                         0
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
Financial Edge Fund, LP                           155,368                     9.5%                         0
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
Financial Edge/Strategic Fund, LP                 155,368                     9.5%                         0
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
Garrett Goodbody                                  155,368                     9.5%                         0
55 Mudge Pond Road
Sharon, CT  06069
---------------------------------------- -------------------------- -------------------------- --------------------------
Goodbody/PL Capital, LLC                          155,368                     9.5%                         0
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
Goodbody/PL Capital, LP                           155,368                     9.5%                         0
c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, IL 60540
---------------------------------------- -------------------------- -------------------------- --------------------------
Richard Fates                                     155,368                     9.5%                         0
95 Rock Maple Avenue
South Hamilton, MA  01982
---------------------------------------- -------------------------- -------------------------- --------------------------

No member of the PL Capital Group owns any shares of the Common Stock of record but not beneficially.

Transactions In Stock of the Central Bancorp
The following transactions are the only transactions during the past two years with regard to the Common Stock. All transactions are purchases unless otherwise identified.

Transactions by Mr. Lashley:
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
            8/9/01                          100
------------------------------- ----------------------------
           1/28/02                          500
------------------------------- ----------------------------

Transactions by Mr. Goodbody:
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
            1/7/02                         1000
------------------------------- ----------------------------
           2/20/02                         4000
------------------------------- ----------------------------

Transactions by Mr. Fates:
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
            1/8/02                          300
------------------------------- ----------------------------
            1/9/02                          100
------------------------------- ----------------------------
           1/10/02                          100
------------------------------- ----------------------------

Transactions by Financial Edge Fund:
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
           1/10/01                         5000
------------------------------- ----------------------------
           1/16/01                         2500
------------------------------- ----------------------------
            2/7/01                         2500
------------------------------- ----------------------------
            4/6/01                         8000
------------------------------- ----------------------------
           5/30/01                         8000
------------------------------- ----------------------------
            6/4/01                         2000
------------------------------- ----------------------------
            6/5/01                         2000
------------------------------- ----------------------------
            6/8/01                         5000
------------------------------- ----------------------------
           6/11/01                         6500
------------------------------- ----------------------------
           6/12/01                         4000
------------------------------- ----------------------------
           6/13/01                         3400
------------------------------- ----------------------------
           6/14/01                         4000
------------------------------- ----------------------------
           6/18/01                         2500
------------------------------- ----------------------------
           6/19/01                         2500
------------------------------- ----------------------------
            7/9/01                         4400
------------------------------- ----------------------------
           7/16/01                         1500
------------------------------- ----------------------------
           7/17/01                          500
------------------------------- ----------------------------
           7/18/01                          600
------------------------------- ----------------------------
           7/20/01                         1400
------------------------------- ----------------------------
           7/24/01                         2100
------------------------------- ----------------------------
           10/25/01                        5000
------------------------------- ----------------------------
       11/26/01 (sale)                    (2500)
------------------------------- ----------------------------
           1/17/02                         2500
------------------------------- ----------------------------
           1/28/02                         2500
------------------------------- ----------------------------
           1/30/02                         24000
------------------------------- ----------------------------
           1/31/02                         14000
------------------------------- ----------------------------

Transactions by Financial Edge Strategic:
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
           4/23/01                         3500
------------------------------- ----------------------------
            6/4/01                         4900
------------------------------- ----------------------------
           6/11/01                         4600
------------------------------- ----------------------------
            7/9/01                         2400
------------------------------- ----------------------------
           12/31/01                        3600
------------------------------- ----------------------------
           1/15/02                         1700
------------------------------- ----------------------------
           1/16/02                         2500
------------------------------- ----------------------------

Transactions by Goodbody/PL LP:
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
           5/30/01                         7000
------------------------------- ----------------------------
           6/11/01                         2500
------------------------------- ----------------------------
           1/30/02                         2668
------------------------------- ----------------------------

Transactions by Archimedes (1):
------------------------------- ----------------------------
             Date                    Number of Shares
------------------------------- ----------------------------
           5/30/01                         3000
------------------------------- ----------------------------
           1/30/02                         1000
------------------------------- ----------------------------
        2/20/02 (sale)                    (4000)
------------------------------- ----------------------------
(1) Goodbody/PL LLC manages a separate account owned by Archimedes Overseas LTD. This account no longer owns any shares of Central Bancorp and is not a member of the PL Capital Group or a Participant with respect to Central Bancorp and this proxy solicitation.

The total number of shares held by the Group is 155,368, approximately 9.5% of the Company's total shares outstanding.

The amount of funds expended by Financial Edge Fund to acquire the 113,900 shares of Common Stock it holds in its name is $2,550,647. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding.

The amount of funds expended by Financial Edge Strategic to acquire the 23,200 shares of Common Stock it holds in its name is $504,196. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding.

The amount of funds expended by Goodbody/PL LP to acquire the 12,168 shares of Common Stock it holds in its name is $254,324. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding.

The amount of funds expended by Mr. Lashley to acquire the 600 shares of Common Stock he holds in his name is $15,250. Such funds were provided from Mr. Lashley's personal funds.

The amount of funds expended by Mr. Goodbody to acquire the 5,000 shares of Common Stock he holds in his name is $143,620. Such funds were provided from Mr. Goodbody's personal funds.

The amount of funds expended by Mr. Fates to acquire the 500 shares of Common Stock he holds in his name is $12,947. Such funds were provided from Mr. Fates' personal funds.

As of the date of this filing, none of the entities noted above had margin account loans or other borrowings outstanding.

In the past, certain funds expended in the foregoing transactions may have been provided, from time to time, in part by margin account loans from subsidiaries of Bear Stearns Securities Corp. ("Bear Stearns") and/or CS First Boston (formerly Donaldson Lufkin Jenrette Securities Corp.) ("CSFB/DLJ"), extended in the ordinary course of business. All purchases of Common Stock made using funds borrowed from Bear Stearns or CSFB/DLJ were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of such Common Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

None of Messrs. Goodbody, Fates, Lashley and Palmer is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

                                      PROXY

  THIS PROXY IS SOLICITED BY THE PL CAPITAL GROUP IN OPPOSITION TO THE BOARD OF
                       DIRECTORS OF CENTRAL BANCORP, INC.

                         ANNUAL MEETING OF STOCKHOLDERS


The undersigned hereby appoints the PL Capital Group, with full power of substitution, as proxy for the undersigned, to vote all shares of common stock, par value $1.00 per share, of Central Bancorp, Inc., which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on September 30, 2002 at __________ p.m. (local time) or any adjournments thereof (the "Annual Meeting"), as follows:

1. ELECTION OF DIRECTORS- To elect GARRETT GOODBODY AND RICHARD FATES:

                      [ ] FOR        [ ]  WITHHOLD

To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space. (You can withhold authority for Mr. Goodbody and/or Mr. Fates by writing his name in the following space below or by marking an X next to the WITHHOLD box above):





The PL Capital Group intends to use this proxy to vote for one person who has been nominated by the Company to serve as director, other than the Company nominees noted below. You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Santini or Mr. Gilgun, two of the Company's three nominees. There is no assurance that any of the Company's nominees will serve if elected with the PL Capital Group's nominees. You may withhold authority to vote for an additional Company nominees, by writing the name of the Company nominee in the following space below:

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the PL Capital Group's Nominees as Director. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting, as provided in the proxy statement provided herewith.

Dated:_______________________________________________________

Signature:___________________________________________________

Signature (if held jointly):_________________________________

Title:_______________________________________________________

Please sign exactly as your name(s) appear on the proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY